EXHIBIT 99.1

Himax Technologies, Inc. Reports Fourth Quarter and Full Year 2025 Financial Results; Provides First Quarter 2026 Guidance

Q4 2025 EPS At the High End of Guidance Range, Both Revenue and GM In-Line With Guidance Issued on November 6, 2025
Company Q1 2026 Guidance: Revenues to Decline 2.0% to 6.0% QoQ, Gross Margin is Expected to be Flat to Slightly Down. Profit per Diluted ADS to be 2.0 Cents to 4.0 Cents

  Q4 2025 revenues were $203.1 million, a sequential increase of 2.0%, better than the guidance of flat QoQ
  Q4 GM reached 30.4%, in line with guidance of flat to slightly up from 30.2% in the previous quarter
  Q4 2025 after-tax profit was $6.3 million, or 3.6 cents per diluted ADS, at the high end of the guidance range of 2.0 to 4.0 cents
  Himax full year 2025 revenues were $832.2 million, and gross margin was 30.6%. 2025 profit attributable to shareholders was $0.25 per diluted ADS
  Himax Q1 2026 revenues to decline 2.0% to 6.0% QoQ. GM to be flat to slightly down. Profit per diluted ADS to be in the range of 2.0 cents to 4.0 cents
  Himax’s visibility for the whole year outlook of automotive sector remains limited amid the backdrop of uncertain government policy and consumer sentiment. However, the Company expects the first quarter to be the trough of the year, with sales rebounding in the second quarter and business momentum continuing to improve into the second half, supported by lean customer inventory levels and new projects for automotive customers scheduled to MP later in the year. Continued growth in non-driver IC businesses, particularly Tcon and WiseEye AI, should provide incremental support
  Himax remains optimistic about its long-term automotive display IC business outlook, backed by its leading new technology offerings and strong design-win pipeline
  Himax continues to expand into areas such as ultralow power AI for endpoint devices, Front-lit LCoS microdisplay and waveguide for AR glasses, and WLO for co-packaged optics, all of them are with exciting upside potential in the next couple of years, driven by the recent breakout of AI. Himax expects these initiatives to become new meaningful growth drivers while also improving Company’s product mix and overall profitability
  Himax expects a very strong growth for the WiseEye business starting from this year
  WiseEye is gaining strong traction in smart glasses, with a growing number of design-in engagements underway among global tech names, solution platform providers, and smart glasses specialists. A leading brand’s smart glasses are poised to enter mass production later this year, marking an important milestone for WiseEye in the smart glasses market

TAINAN, Taiwan, Feb. 12, 2026 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the fourth quarter 2025 and full year 2025 ended December 31, 2025.

“Our visibility for the whole year outlook of automotive sector remains limited amid the backdrop of uncertain government policy and consumer sentiment. However, we expect the first quarter to be the trough of the year, with sales rebounding in the second quarter and business momentum continuing to improve into the second half, supported by lean customer inventory levels and new projects for automotive customers scheduled to enter mass production later in the year. Despite lingering economic uncertainty, beyond our mainstream business of display IC solutions, we continue to expand into areas such as ultralow power AI for endpoint devices, Front-lit LCoS microdisplay and waveguide for AR glasses, and WLO for co-packaged optics. All these technologies are seeing exciting upside potential in the next couple of years, driven by the recent breakout of AI,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

Fourth Quarter 2025 Financial Results

Himax net revenues registered $203.1 million, representing a sequential increase of 2.0%, better than Company’s flat quarter-over-quarter guidance. Gross margin was 30.4%, in line with Company’s guidance of flat to slightly up from 30.2% in the previous quarter. Q4 profit per diluted ADS was 3.6 cents, at the high end of the guidance range of 2.0 to 4.0 cents.

Revenue from large display drivers came in at $21.7 million, representing an increase of 14.2% from the previous quarter, outperforming Company’s guidance range of a single digit increase sequentially. This was primarily due to rush orders for both TV and NB IC legacy products from panel makers. Customers’ restocking of TV and monitor IC products, along with new notebook TDDI projects entering mass production during the quarter, contributed to the sequential increase. Sales of large panel driver ICs accounted for 10.7% of total revenues for the quarter, compared to 9.5% last quarter and 10.5% a year ago.

Revenue from the small and medium-sized display driver segment totaled $139.1 million, reflecting a slight decline of 1.3% sequentially. Q4 automotive driver sales, including both traditional DDIC and TDDI, increased approximately 10% quarter over quarter, largely driven by widespread adoption of Himax’s market-leading TDDI technology among major customers across all continents. Despite softness in global automotive markets, Company’s automotive driver IC sales for the full year 2025 grew single digit year-over-year, outpacing the broader market. Meanwhile, revenues for both smartphone and tablet IC segments declined quarter-over-quarter, as customers pulled forward purchases in prior quarters. The small and medium-sized driver IC segment accounted for 68.5% of total sales for the quarter, compared to 70.8% in the previous quarter and 70.3% a year ago.

Q4 non-driver sales reached $42.3 million, a 7.9% increase from the previous quarter primarily attributable to increased ASIC Tcon shipment to a leading projector customer, along with robust Tcon shipment for automotive application. Himax continues to hold an undisputed leadership position, with a dominant market share in automotive Tcon. Tcon business accounted for over 10% of total sales, with notable contributions from automotive Tcon. Also, during the quarter, Company’s automotive OLED on-cell touch IC entered mass production with a leading brand, marking another milestone and strengthening the foundation for future growth. Non-driver products accounted for 20.8% of total revenues, as compared to 19.7% in the previous quarter and 19.2% a year ago.

Fourth quarter operating expenses were $54.9 million, a decrease of 9.6% from the previous quarter but increase of 11.6% compared to the same period last year. The sequential decrease was mainly attributed to a reduction in annual employee bonuses and the depreciation of the NT dollar against the U.S. dollar, partially offset by an increase in tape-out expenses. As part of Company’s standard company practice, annual cash and RSU bonuses are granted at the end of September each year, leading to higher IFRS operating expenses in Q3 than in other quarters. The year-over-year increase was primarily driven by the increase in tape-out expenses. Salary expenses and the appreciation of the NT dollar against the U.S. dollar were also factors behind the year-over-year increase. Amid ongoing macroeconomic challenges, Himax continues to exercise strict budget and expense controls.

Fourth quarter operating profit was $6.8 million, representing an operating margin of 3.4%, compared to negative 0.3% in the previous quarter and 9.7% for the same period last year. The sequential increase was the result of increased revenue and higher gross margin as well as lower operating expenses. The year-over-year decline reflected the lower sales and gross margin, coupled with higher operating expenses. Q4 after-tax profit was $6.3 million, or 3.6 cents per diluted ADS, compared to $1.1 million, or 0.6 cents per diluted ADS last quarter, and down from $24.6 million, or 14.0 cents in the same period last year.

Full Year 2025 Financial Results

2025 was a challenging year for the global economy, shaped by tariff and other geopolitical uncertainties. Panel customers generally maintained a conservative, make-to-order strategy with lean inventory levels. While consumer electronics demand remained soft, automotive and AI-related applications, where Himax has strong exposure, proved comparatively resilient. Despite disciplined expense control, Himax’s full-year 2025 operating expenses increased by 1.1% as it strategically invested in select non-display IC areas with compelling long-term growth potential, some of which are poised to ramp meaningfully starting in 2027.

Reflecting these challenging market conditions, Himax 2025 full year revenues totaled $832.2 million, a decline of 8.2% compared to 2024. Revenue from large panel display drivers totaled $90.7 million in 2025, marking a decrease of 28.0% year-over-year, and representing 10.9% of total sales, as compared to 13.9% in 2024. Small and medium-sized driver sales totaled $575.1 million, reflecting a decrease of 8.0% year-over-year, and accounting for 69.1% of company’s total revenues, as compared to 69.0% in 2024. Non-driver product sales totaled $166.4 million, an increase of 7.0% year-over-year, and representing 20.0% of Company’s total sales, as compared to 17.1% a year ago.

Gross margin in 2025 was 30.6%, slightly up from 30.5% in 2024. Operating expenses in 2025 were $210.2 million, a slight increase of 1.1% from 2024, primarily due to increase in tape-out and salary expenses, as well as the appreciation of the NT dollar against the U.S. dollar in 2025, partially offset by the lower employee bonus compensation compared to last year. 2025 operating income was $44.1 million, or 5.3% of sales, as compared to $68.2 million, or 7.5% of sales, in 2024. Company’s net profit for 2025 was $43.9 million, or $0.25 per diluted ADS, a decline from $79.8 million, or $0.46 per diluted ADS in 2024.

Balance Sheet and Cash Flow

Himax had $286.2 million of cash, cash equivalents and other financial assets as of December 31, 2025. This compares to $224.6 million at the same time last year and $278.2 million a quarter ago. Q4 operating cash inflow was $16.8 million, compared to an inflow of $6.7 million in the prior quarter. Himax had $28.5 million in long-term unsecured loans, with $6.0 million representing the current portion at the end of 2025.

Himax’s year-end inventories were $152.7 million, an increase from $137.4 million last quarter but lower than $158.7 million a year ago. Accounts receivable at the end of December 2025 was $200.9 million, little changed from last quarter but down from $236.8 million a year ago. DSO was 88 days at the quarter end, as compared to 87 days last quarter and 96 days a year ago. Fourth quarter capital expenditures were $4.0 million, versus $6.3 million last quarter and $3.2 million a year ago. Fourth quarter capex was mainly for R&D related equipment for Company’s IC design business. Total capital expenditures for 2025 were $20.1 million as compared to $13.1 million in 2024. The increase was primarily due to the construction in progress for the new preschool near Himax’s Tainan headquarters built for employees' children, with completion expected by the end of Q2 2026.

Outstanding Share

As of December 31, 2025, Himax had 174.4 million ADS outstanding, little changed from last quarter. On a fully diluted basis, the total number of ADS outstanding for the fourth quarter was 174.5 million.

Q1 2026 Outlook

Overall, market conditions remain under pressure from ongoing macroeconomic uncertainty. Recent sharp price increases in memory have further weighed on the market sentiment for electronic products. However, compared with consumer products, the automotive segment, which accounts for over half of Himax’s total sales, is more immune to memory price fluctuations.

The visibility for the whole year outlook of automotive sector remains limited amid the backdrop of uncertain government policy and consumer sentiment. However, Himax expects the first quarter to be the trough of the year, with sales rebounding in the second quarter and business momentum continuing to improve into the second half, supported by lean customer inventory levels and new projects for automotive customers scheduled to enter mass production later in the year. In addition, continued growth in Himax’s non-driver IC businesses, particularly Tcon and WiseEye AI, should provide incremental support.

In the automotive display IC business, Himax remains optimistic about its long-term business outlook, backed by its leading new technology offerings and strong design-win pipeline. In DDIC and TDDI, Himax has already secured hundreds of design wins, commanding 40% market share in automotive DDIC and well over half in the global TDDI market, maintaining a substantial lead over competitors. Concurrently, Himax has also established strong technology leadership in all emerging automotive display areas, including automotive Tcon with advanced local dimming functionality, LTDI for large-size automotive displays, advanced Tcon solutions for advanced head-up displays, automotive OLED panels and Micro LED technologies. A growing number of customers are accelerating the adoption of these advanced display technologies in new vehicle models, driving new growth momentum for Himax’s automotive display IC business in the years ahead. Himax believes the automotive market still offers significant upside potential, driven by rapid innovation and ongoing advancements in smart cabin as well as more vivid, intuitive and immersive displays such as knob-on-display, curved display, large-sized HUD on windshield, Micro LED for both interior and exterior of the vehicle, and many more.

Despite lingering economic uncertainty, beyond Himax’s mainstream business of display IC solutions, Himax continues to expand into areas such as ultralow power AI for endpoint devices, Front-lit LCoS microdisplay and waveguide for AR glasses, and WLO for co-packaged optics. All these technologies are seeing exciting upside potential in the next couple of years, driven by the recent breakout of AI. As adoption continues to broaden, some of these technologies have already begun translating into real-world applications with more expected to follow suit in the near future. Himax expects these initiatives to become new meaningful growth drivers while also improving Himax’s product mix and overall profitability. Some of these advanced technological capabilities were showcased through multiple live demonstrations at CES earlier this year.

On ultralow power AI, Himax is differentiated in the market by offering total solutions that integrate in-house AI processor, CMOS image sensor, and algorithm, helping customers streamline development and accelerate time to market. Himax’s industry-leading WiseEye AI features industry-leading ultralow power design, with power consumption at just single-digit milliwatt levels. Combined with a compact form factor, on-device AI inferencing, and 24/7 always-on image and voice sensing, WiseEye is empowering battery-powered endpoint devices across a wide range of new AI applications. For use cases requiring real-time voice and vision sensing, WiseEye also serves as an ideal perceptual front end for large language models, working in tandem with LLMs to enhance a device’s ability to perceive and understand real-world contexts and deliver a more intelligent, responsive, and low-latency human-machine interaction. This capability is reflected in applications such as keyword spotting for AI PCs and environmental awareness and sensing in smart glasses.

At CES this year, Himax showcased a broad portfolio of WiseEye-powered endpoint AI solutions spanning applications including smart home, security and surveillance, automotive, smart city, access control, AI PCs and smart glasses. One notable example in the field of security applications is the newly introduced WiseGuard solution, a significant technological innovation for next-generation security applications. WiseGuard features high-accuracy AI sensing even in low-luminance environments along with proactive key events capture, all while consuming merely mini-watt level power, thereby extending battery life for end devices. All these demonstrations reinforced WiseEye’s growing relevance across multiple end markets. After many years of R&D and promotion, Himax expects to see very strong growth for the WiseEye business starting from this year.

On the status of Himax’s smart glasses businesses, one of Himax’s key strategic focus areas. Himax is uniquely positioned as one of the few companies with both microdisplay and low power AI capabilities, both critical for the success of AR glasses. Fueled by the rapid advancement of AI, the smart glasses market is undergoing a strong resurgence, creating significant new opportunities for WiseEye AI and LCoS microdisplays. Smart glasses developers can leverage WiseEye’s ultralow power AI capabilities to enhance device interactivity, supporting both outward-facing environmental awareness and object recognition, as well as inward-facing eye-tracking and iris authentication. This allows smart glasses to simultaneously understand user intent and external surroundings, delivering a more natural and seamless human–machine interaction experience. In microdisplay, Himax’s latest proprietary Front-lit LCoS microdisplay achieves an optimal balance among size, weight, power consumption, resolution, and cost, while meeting the stringent optical performance requirements of next-generation see-through AR smart glasses. Himax’s LCoS solution is a full-color microdisplay which can be configured for a high brightness, low power green-only mode, and switched back upon command from the central processor, seamlessly covering both indoor and outdoor usages. Himax is working closely with multiple waveguide partners across China, Europe, Isreal, Japan, Taiwan and the U.S., bundling each other’s technologies into complete display systems for AR glasses, with several joint achievements demonstrated at CES.

In the field of Co-Packaged Optics (CPO), Himax continues to make solid progress in collaboration with its strategic partner, FOCI. Company’s main goal for 2026 is to complete mass-production readiness with just small quantity shipment for the year. In addition, Himax and FOCI are actively advancing multiple future generations of high-speed optical transmission technologies and advanced CPO architectures. These efforts focus on higher fiber channel density and more sophisticated optical designs to support the increasingly demanding requirements. Specifically, in collaboration with the leading global customer and partner, Himax and FOCI are finalizing the manufacturing process of a state-of-the-art design supporting 6.4T transmission bandwidth, a spec  positioned for the AI data center market with the biggest volume potential while demanding the highest transmission bandwidth.

Recently, FOCI successfully completed an equity rights issue of NT$3.16 billion to fund equipment purchases and prepare for CPO mass production. Himax participated in the share subscription, demonstrating its continuous support for Himax’s partner and further strengthening the collaboration between the two companies. Himax expects CPO to become an important contributor to both revenue and profitability over the next few years.

Display Driver IC Businesses

LDDIC

In Q1 2026, Himax anticipates large display driver IC sales to increase single digit sequentially, mainly driven by continued replenishment of TV IC product from Chinese panel customers, carried over from Q4 last year.

Looking ahead, Himax’s focus in the notebook market is on premium models featuring OLED displays and touch functionality. This trend is being reinforced by recent rising memory prices, which have put pressure on lower-end notebook models and further accelerated the shift toward higher-end devices. Himax offers a full spectrum of IC solutions for both LCD and OLED notebooks, including DDICs, Tcons, touch controllers, and TDDI. This broad product coverage allows Himax to address diverse panel architectures and system designs while increasing Himax’s content per device. During the first quarter, Himax began mass production of its touch IC for OLED notebooks with a leading notebook vendor, marking a milestone for another key application for its OLED on-cell touch technology beyond automotive. By leveraging proven touch integration capabilities from automotive applications and extending them into consumer electronics, Himax is creating new growth opportunities in premium OLED IT devices.

Tcon solutions are a key pillar of Himax’s notebook display IC portfolio, playing a critical role in image enhancement and system-level integration, strengthening Himax’s ability to provide customers with a comprehensive one-stop solution. Himax continues to expand its notebook Tcon portfolio to address diverse customer design requirements and cost considerations. Himax’s solutions support a wide range of panel resolutions, refresh rates, and gaming-oriented applications, while delivering high value-added features with a strong focus on power efficiency, which is becoming increasingly important for thin-and-light and AI PCs.

SMDDIC

Q1 small and medium-sized display driver IC business is expected to decline single digit from last quarter. Q1 automotive driver IC sales, including TDDI and traditional DDIC, are set to decrease by double digit quarter-over-quarter, following two consecutive quarters of order replenishment. The decrease also reflects typical seasonal softness related to the Lunar New Year holidays, along with the tapering effect of automotive subsidy programs in major markets such as China and the US. Himax’s long-term competitive position remains solid, supported by hundreds of design wins already secured across TDDI, DDIC, Tcon, and an expanding OLED portfolio. In addition, Himax’s diversified foundry footprint enables supply flexibility and allows the Company to better navigate shifts in customer demand. Himax continues to lead the global automotive display market with a 40% share in DDIC, well over half in TDDI, and an even higher market share in local dimming Tcon.

Himax also continues to lead in automotive display IC innovation by pioneering solutions across a wide range of panel types while addressing diverse design needs and cost considerations. For example, in ultra-large touch displays, Himax introduced the industry’s first LTDI solution back in 2023, which has already been mass produced in several vehicle models. Design activity continues to expand across continents, and after several years of sustained effort, Himax expects meaningful revenue contributions starting this year. For smaller displays with form factors and budget constraints, Himax provides single-chip solutions that combine TDDI and local dimming Tcon, an attractive choice for customers as it can significantly reduce cost and improve power efficiency.

Looking ahead, OLED panel adoption in automotive displays is expected to accelerate, creating an opportunity for Himax to further strengthen its leadership in the automotive display market. Himax’s ASIC OLED driver and Tcon solutions have already been in mass production for a few years, and Himax now offers new standard IC products to support broader and more scalable deployment. At the same time, Himax continues to collaborate with leading panel makers on new custom ASICs to meet diverse customer requirements. Together, these efforts position Himax to capture increasing semiconductor content as premium automotive display technologies evolve from LCD to OLED. Complementing Himax’s OLED portfolio for automotive applications, Himax is also a leader in advanced OLED touch ICs, featuring industry-leading signal-to-noise ratio performance that ensures reliable operation even under challenging conditions such as glove or wet-finger use. Himax’s OLED touch ICs entered mass production in 2024 and continue to see a growing design-in pipeline globally, many of which are scheduled to enter mass production in the coming quarters.

On smartphone IC sales, Himax expects Q1 smartphone revenue, covering both LCD and OLED products, to increase quarter over quarter as new OLED solutions begin mass production with a leading panel maker for a leading smartphone brand’s mainstream model. For tablet ICs, Q1 sales are also expected to grow sequentially, driven by the commencement of IC shipment for customer’s new premium OLED tablet. Moving forward in tablet market, Himax is advancing new technologies that enable value-added features such as active stylus, ultra-slim bezel design, higher frame rates, and power-saving architectures, positioning Himax to capture more semiconductor content in next-generation premium tablets while reinforcing Himax’s competitive edge.

Non-Driver Product Categories

Q1 non-driver IC revenues are expected to decrease single digit sequentially.

Timing Controller (Tcon)

Himax anticipates Q1 2026 Tcon sales to decline by a single-digit quarter over quarter, primarily due to the absence of ASIC Tcon shipments to a leading projector customer that occurred in the prior quarter. The sequential decline also reflects a moderation in automotive Tcon shipments following several quarters of solid growth, which Himax views as normal seasonality rather than a change in underlying demand. For the full year 2025, Himax’s automotive Tcon sales still grew approximately 50% year over year. Backed by hundreds of secured design wins, this momentum provides a strong foundation for sustained growth. Tcon for monitor, notebook and TV products is expected to increase sequentially in Q1, primarily a result of customers replenishing inventory for high-end products.

Meanwhile, head-up displays (HUDs) are poised to become a central element of next-generation smart cockpits, a trend clearly highlighted at CES, where numerous panel makers and automotive names, equipped with Himax’s IC solutions, showcased their latest trendy and innovative HUD concepts. HUD for automotive is rapidly evolving from simple text and symbols to high-brightness, high-contrast, AR-enriched visuals integrated into automotive displays. This shift is driving demand for sophisticated Tcon technologies, an area where Himax holds a strong leadership position in automotive display Tcon solutions.

To address this trend, Himax introduced a multifunctional integrated Tcon featuring the industry’s first full-area selectable local de-warping capability, combined with Himax’s market-leading local dimming and on-screen display (OSD) technologies, offering the flexibility to meet diverse design and cost requirements while simplifying overall system integration. This new Tcon continues to deliver exceptional contrast performance while effectively eliminating the “postcard effect” in HUDs, a common issue caused by light leakage in conventional TFT-LCD panels. Himax’s industry-leading OSD function is also integrated, ensuring that critical safety information remains visible even when the main system is powered down, thereby enhancing overall driving safety.

The new Tcon solution supports a broad range of HUD architectures, including Windshield HUD, Augmented Reality HUD, and Panoramic HUD. Multiple customer projects are already underway with leading panel makers and Tier 1 players, reflecting strong market recognition of Himax’s advanced HUD Tcon technology.

WiseEyeTM Ultralow Power AI Sensing

On the update of WiseEye™ ultralow power AI sensing solution, a cutting-edge ultralow power AI sensing total solution, targeting endpoint device markets. As AI advances at an unprecedented pace, WiseEye stands out with context-aware, on-device AI inferencing that combines industry-leading power efficiency, consuming only a few milliwatts, with a compact form factor and robust, industrial-grade security and pre-trained no-code/low-code AI algorithm, enabling easy deployment across a broad spectrum of applications. This powerful combination unlocks advanced AI capabilities in endpoint devices that were once constrained by power and size limitations. This is driving innovative new product concepts across a broad range of applications, from notebooks, surveillance and access control to smart home, smart retail, and more recently, smart glasses, which the industry widely expects to become the next breakout market.

In notebooks, WiseEye’s human presence detection is seeing expanding adoption among leading global brands, driven by its ultralow power consumption, instant responsiveness, and privacy-centric design, well aligned with the industry’s move toward always-aware, AI-driven PCs. Building on this foundation, additional feature enhancements are being developed to address more complex real-world scenarios while preserving exceptional power efficiency and improving user convenience. One example is gesture recognition that emulates keyboard inputs, enabling users to scroll pages or adjust volume without touching the keyboard. Another advanced feature currently under development for next-generation AI PCs is a voice-activated keyword-spotting function. Here WiseEye acts as an ultralow power front end that continuously monitors audio and performs wake-word detection, activating the main CPU only when a designated trigger phrase is recognized. This advanced feature enables continuous audio monitoring, even in noisy environments, while maintaining minimal impact on overall system power consumption.

In the surveillance domain, at the recent CES, Himax introduced its latest WiseGuard endpoint AI solutions, highlighting the versatile deployment of WiseEye AI in security applications. WiseGuard is a turnkey solution capable of accurately detecting and tracking multiple individuals, including their presence, location, and movement. Its proactive and continuous sensing capability enables security systems to anticipate and capture important events in advance, providing more forward-looking protection compared with traditional reactive security solutions. WiseGuard performs always-on sensing and AI processing at single digit mini-watt level, enabling up to five years of battery life and reliable, low-maintenance operation in compact, battery-powered devices. At the same time, it maintains high-precision event detection at distances of up to 10 meters and under extreme low light environments. Immediately after its debut, WiseGuard has attracted strong market interest driven by its compelling advantages for scalable smart home and security systems.

Meanwhile from a module perspective, WiseEye technology is seeing expanding adoption across a wide range of domains, including leading brands’ upcoming smart home appliances and various surveillance applications. Notably, Himax’s PalmVein module has had a strong design-in pipeline across multiple industries, covering smart access, workforce management, smart door locks, and more recently, computer monitor and automotive applications.

In the AI sensing domain for AR and AI glasses, WiseEye delivers fast responsiveness for a wide range of AI functions while maintaining exceptional power efficiency. It enables intelligent, context-aware vision sensing in next-generation wearable and smart glasses through both outward- and inward-facing capabilities. Outward sensing supports environmental awareness, object recognition, and spatial mapping, while inward sensing enables iris authentication and tracks eye movement, gaze direction, and pupil dynamics for natural, intuitive human-machine interaction. WiseEye is gaining strong traction in smart glasses, with a growing number of design-in engagements underway among global tech names, solution platform providers, and smart glasses specialists. A leading brand’s smart glasses are poised to enter mass production later this year, marking an important milestone for WiseEye in the smart glasses market.

First Quarter 2026 Guidance
Net Revenue:	Decline 2.0% to 6.0% QoQ
Gross Margin:	Flat to slightly down, depending on final product mix
Profit:	2.0 cents to 4.0 cents per diluted ADS

HIMAX TECHNOLOGIES FOURTH QUARTER AND FULL YEAR 2025 EARNINGS CONFERENCE CALL
DATE:	Thursday, February 12, 2026
TIME:	U.S.	8:00 a.m. EST
	Taiwan	9:00 p.m.

Live Webcast (Video and Audio): http://www.zucast.com/webcast/3liZA8dc
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If you choose to attend the call by dialing in via phone, please enter the Participant PIN Code 1936012# after the call is connected. A replay of the webcast will be available beginning two hours after the call on www.himax.com.tw. This webcast can be accessed by clicking on this link or visiting Himax’s website, where it will remain available until February 12, 2027.

About Himax Technologies, Inc.
Himax Technologies, Inc. (NASDAQ: HIMX) is a leading global fabless semiconductor solution provider dedicated to display imaging processing technologies. The Company’s display driver ICs and timing controllers have been adopted at scale across multiple industries worldwide including TVs, PC monitors, laptops, mobile phones, tablets, automotive, ePaper devices, industrial displays, among others. As the global market share leader in automotive display technology, the Company offers innovative and comprehensive automotive IC solutions, including traditional driver ICs, advanced in-cell Touch and Display Driver Integration (TDDI), local dimming timing controllers (Local Dimming Tcon), Large Touch and Display Driver Integration (LTDI) and OLED display technologies. Himax is also a pioneer in tinyML visual-AI and optical technology related fields. The Company’s industry-leading WiseEyeTM Ultralow Power AI Sensing technology which incorporates Himax proprietary ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm has been widely deployed in consumer electronics and AIoT related applications. Himax optics technologies, such as diffractive wafer level optics, LCoS microdisplays and 3D sensing solutions, are critical for facilitating emerging AR/VR/metaverse technologies. Additionally, Himax designs and provides touch controllers, OLED ICs, LED ICs, EPD ICs, power management ICs, and CMOS image sensors for diverse display application coverage. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,200 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Germany, and the U.S. Himax has 2,595 patents granted and 364 patents pending approval worldwide as of December 31, 2025.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially from those described in this conference call include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2024 filed with the SEC, as may be amended.

Company Contacts:
Karen Tiao, Head of IR/PR
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America
Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)
	Three Months Ended December 31,		3 Months Ended September 30,
	2025	2024	2025

Revenues
Revenues from third parties, net	$203,071	$237,182	$199,143
Revenues from related parties, net	10	41	18
	203,081	237,223	199,161

Costs and expenses:
Cost of revenues	141,378	164,963	139,062
Research and development	41,647	37,584	46,952
General and administrative	7,434	5,711	6,918
Sales and marketing	5,793	5,886	6,847
Total costs and expenses	196,252	214,144	199,779

Operating income (loss)	6,829	23,079	(618)

Non operating income (loss):
Interest income	2,289	2,042	2,504
Changes in fair value of financial assets at fair value through profit or loss	1,001	1,245	214
Foreign currency exchange gains (losses), net	(82)	690	142
Finance costs	(839)	(964)	(879)
Share of losses of associates	(818)	(360)	(1,037)
Other income	52	60	22
	1,603	2,713	966
Profit before income taxes	8,432	25,792	348
Income tax expense (benefit)	1,698	761	(1,001)
Profit for the period	6,734	25,031	1,349
Profit attributable to noncontrolling interests	(398)	(423)	(279)
Profit attributable to Himax Technologies, Inc. stockholders	$6,336	$24,608	$1,070

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.036	$0.141	$0.006
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.036	$0.140	$0.006

Basic Weighted Average Outstanding ADS	174,475	175,008	174,306
Diluted Weighted Average Outstanding ADS	174,475	175,146	174,391

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Twelve Months Ended December 31,
	2025	2024

Revenues
Revenues from third parties, net	$832,070	$906,737
Revenues from related parties, net	103	65
	832,173	906,802

Costs and expenses:
Cost of revenues	577,812	630,601
Research and development	161,128	160,329
General and administrative	25,715	24,121
Sales and marketing	23,392	23,530
Total costs and expenses	788,047	838,581

Operating income	44,126	68,221

Non operating income (loss):
Interest income	9,842	9,907
Changes in fair value of financial assets at fair value through profit or loss	1,472	1,363
Foreign currency exchange gains, net	2,801	2,491
Finance costs	(3,491)	(4,014)
Share of losses of associates	(3,185)	(831)
Other gains	3,205	-
Other income	97	198
	10,741	9,114
Profit before income taxes	54,867	77,335
Income tax expense (benefit)	9,592	(2,435)
Profit for the period	45,275	79,770
Profit attributable to noncontrolling interests	(1,338)	(15)
Profit attributable to Himax Technologies, Inc. stockholders	$43,937	$79,755

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.252	$0.456
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.252	$0.456

Basic Weighted Average Outstanding ADS	174,517	174,796
Diluted Weighted Average Outstanding ADS	174,593	175,014

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	December 31, 2025	December 31, 2024	September 30, 2025
Assets
Current assets:
Cash and cash equivalents	$257,504	$218,148	$257,090
Financial assets at amortized cost	2,714	4,286	-
Financial assets at fair value through profit or loss	26,004	2,140	21,106
Accounts receivable, net (including related parties)	200,876	236,813	200,712
Inventories	152,675	158,746	137,423
Income taxes receivable	492	726	418
Restricted deposit	568,200	503,700	568,200
Other receivable from related parties	22	13	16
Other current assets	56,845	43,471	52,952
Total current assets	1,265,332	1,168,043	1,237,917
Financial assets at fair value through profit or loss	26,516	23,554	25,813
Financial assets at fair value through other comprehensive income	56,836	28,226	43,797
Equity method investments	10,212	8,571	11,950
Property, plant and equipment, net	120,031	121,280	120,304
Deferred tax assets	22,268	21,193	22,755
Goodwill	28,138	28,138	28,138
Other intangible assets, net	2,565	636	830
Restricted deposit	-	31	-
Refundable deposits	185,247	221,824	185,299
Other non-current assets	17,875	18,025	17,776
	469,688	471,478	456,662
Total assets	$1,735,020	$1,639,521	$1,694,579
Liabilities and Equity
Current liabilities:
Short-term unsecured borrowings	$140	$-	$985
Current portion of long-term unsecured borrowings	6,000	6,000	6,000
Short-term secured borrowings	568,200	503,700	568,200
Accounts payable	138,683	113,203	128,353
Income taxes payable	14,357	9,514	15,283
Other payable to related parties	364	-	-
Contract liabilities-current	3,322	10,622	2,231
Other current liabilities	68,443	63,595	54,768
Total current liabilities	799,509	706,634	775,820
Long-term unsecured borrowings	22,500	28,500	24,000
Deferred tax liabilities	727	564	608
Other non-current liabilities	10,145	7,496	11,594
	33,372	36,560	36,202
Total liabilities	832,881	743,194	812,022
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	115,850	115,376	116,215
Treasury shares	(9,760)	(5,546)	(9,130)
Accumulated other comprehensive income	36,704	8,621	23,757
Retained earnings	643,588	664,600	637,608
Equity attributable to owners of Himax Technologies, Inc.	893,392	890,061	875,460
Noncontrolling interests	8,747	6,266	7,097
Total equity	902,139	896,327	882,557
Total liabilities and equity	$1,735,020	$1,639,521	$1,694,579

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended December 31,		Three Months Ended September 30,
	2025	2024	2025

Cash flows from operating activities:
Profit for the period	$6,734	$25,031	$1,349
Adjustments for:
Depreciation and amortization	6,725	5,564	5,393
Share-based compensation expenses	140	103	343
Losses on disposals and scrap of property, plant and equipment, net	10	4	-
Changes in fair value of financial assets at fair value through profit or loss	(1,001)	(1,245)	(214)
Interest income	(2,289)	(2,042)	(2,504)
Finance costs	839	964	879
Income tax expense (benefit)	1,698	761	(1,001)
Share of losses of associates	818	360	1,037
Inventories write downs	3,959	4,037	2,678
Unrealized foreign currency exchange losses (gains)	268	(159)	(563)
	17,901	33,378	7,397
Changes in:
Accounts receivable (including related parties)	(47)	(27,302)	17,827
Inventories	(18,696)	29,675	(5,528)
Other receivable from related parties	(6)	9	(9)
Other current assets	(8,108)	2,502	(909)
Accounts payable (including related parties)	10,275	(7,706)	(14,649)
Other payable to related parties	364	1	(47)
Contract liabilities	919	6	57
Other current liabilities	12,653	2,508	3,214
Other non-current liabilities	21	71	(181)
Cash generated from operating activities	15,276	33,142	7,172
Interest received	4,112	3,513	521
Interest paid	(949)	(1,047)	(969)
Income tax paid	(1,630)	(191)	(27)
Net cash provided by operating activities	16,809	35,417	6,697

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(3,991)	(3,222)	(6,317)
Acquisitions of intangible assets	(20)	-	(325)
Acquisitions of financial assets at amortized cost	(2,700)	(2,286)	-
Proceeds from disposal of financial assets at amortized cost	-	10,289	3,517
Acquisitions of financial assets at fair value through profit or loss	(7,605)	(6,807)	(3,443)
Proceeds from disposal of financial assets at fair value through profit or loss	2,323	3,722	3,707
Acquisitions of financial assets at fair value through other comprehensive income	-	-	(800)
Acquisition of a subsidiary, net of cash paid	(584)	(5,416)	-
Proceeds from capital reduction of investment	-	338	-
Acquisitions of equity method investment	1,030	(1,236)	-
Decrease (increase) in refundable deposits	22	(8)	18,068
Releases of restricted deposit	-	-	31
Net cash provided by (used in) investing activities	(11,525)	(4,626)	14,438

Cash flows from financing activities:
Purchase of treasury shares	(630)	(832)	-
Prepayments for purchase of treasury shares	(370)	(2,168)	-
Payment of cash dividends	-	-	(64,492)
Payments of dividend equivalents	-	-	(218)
Proceeds from issuance of new shares by subsidiaries	31	-	158
Purchases of subsidiary shares from noncontrolling interests	(127)	-	-
Repayments of short-term unsecured borrowings	(1,125)	-	-
Repayments of long-term unsecured borrowings	(1,916)	(1,500)	(1,500)
Proceeds from short-term secured borrowings	543,760	461,400	688,200
Repayments of short-term secured borrowings	(543,760)	(461,400)	(623,700)
Pledge of restricted deposit	-	-	(64,500)
Payment of lease liabilities	(579)	(1,340)	(549)
Guarantee deposits received (refunded)	(1)	219	(1,897)
Net cash used in financing activities	(4,717)	(5,621)	(68,498)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(153)	(1,161)	(225)
Net increase (decrease) in cash and cash equivalents	414	24,009	(47,588)
Cash and cash equivalents at beginning of period	257,090	194,139	304,678
Cash and cash equivalents at end of period	$257,504	$218,148	$257,090

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Twelve Months Ended December 31,
	2025	2024

Cash flows from operating activities:
Profit for the period	$45,275	$79,770
Adjustments for:
Depreciation and amortization	22,549	22,354
Share-based compensation expenses	730	1,247
Loss (gains) on disposals and scrap of property, plant and equipment, net	10	4
Gains on disposal of land held for sale	(3,205)	-
Changes in fair value of financial assets at fair value through profit or loss	(1,472)	(1,363)
Interest income	(9,842)	(9,907)
Finance costs	3,491	4,014
Income tax expense (benefit)	9,592	(2,435)
Share of losses of associates	3,185	831
Inventories write downs	17,087	13,551
Unrealized foreign currency exchange losses (gains)	264	(171)
	87,664	107,895
Changes in:
Accounts receivable (including related parties)	29,380	(40,738)
Inventories	(10,501)	45,011
Other receivable from related parties	(9)	56
Other current assets	(8,949)	3,941
Accounts payable (including related parties)	25,766	14,567
Other payable to related parties	364	(110)
Contract liabilities	1,098	45
Other current liabilities	15,545	(9,010)
Other non-current liabilities	(18)	(2,260)
Cash generated from operating activities	140,340	119,397
Interest received	9,386	9,732
Interest paid	(3,692)	(4,015)
Income tax paid	(6,007)	(9,138)
Net cash provided by operating activities	140,027	115,976

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(20,125)	(13,054)
Acquisitions of intangible assets	(397)	(153)
Acquisitions of financial assets at amortized cost	(6,217)	(11,236)
Proceeds from disposal of financial assets at amortized cost	7,803	19,457
Acquisitions of financial assets at fair value through profit or loss	(61,765)	(76,003)
Proceeds from disposal of financial assets at fair value through profit or loss	37,272	70,389
Acquisitions of financial assets at fair value through other comprehensive income	(3,300)	(17,164)
Acquisition of a subsidiary, net of cash acquired	(584)	(5,416)
Proceeds from capital reduction of investment	-	338
Acquisitions of equity method investments	(1,470)	(1,236)
Decrease in refundable deposits	28,403	33,562
Releases of restricted deposit	31	-
Net cash used in investing activities	(20,349)	(516)

Cash flows from financing activities:
Purchase of treasury stock	(4,515)	(832)
Prepayments for purchase of treasury stock	515	(2,168)
Payments of cash dividends	(64,934)	(50,670)
Payments of dividend equivalents	(218)	(233)
Proceeds from issuance of new shares by subsidiary	189	71
Purchases of subsidiaries shares from noncontrolling interests	(127)	(190)
Proceeds from short-term unsecured borrowings	946	-
Repayments of short-term unsecured borrowings	(1,125)	-
Repayments of long-term unsecured borrowings	(6,416)	(6,000)
Proceeds from short-term secured borrowings	2,200,560	1,780,300
Repayments of short-term secured borrowings	(2,136,060)	(1,729,600)
Pledge of restricted deposit	(64,500)	(50,700)
Payment of lease liabilities	(3,160)	(5,032)
Guarantee deposits refunded	(1,898)	(23,163)
Net cash used in financing activities	(80,743)	(88,217)
Effect of foreign currency exchange rate changes on cash and cash equivalents	421	(844)
Net increase in cash and cash equivalents	39,356	26,399
Cash and cash equivalents at beginning of period	218,148	191,749
Cash and cash equivalents at end of period	$257,504	$218,148